Mail Stop 3561

April 1, 2009

Richard Damion
Chief Executive Officer
International Food Product Group, Inc.
620 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

> **Re: International Food Product Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed January 10, 2009**
> **File No. 0-33251**

Dear Mr. Damion:

        We have completed our review of your preliminary proxy statement on Schedule
14C and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director